AQUASOL

May 8, 2006

United States Securities and Exchange Commission

Mail Stop 7010

Division of Corporation Finance

100 F. Street N,E.

Washington, D.C.

U.S.A.  20549

Attention:

Pamela A. Long, Assistant Director

Dear Ms. Long:

RE:

Aquasol EnviroTech Ltd.

Form 20-F Registration Statement

Pursuant to your letter of December 9, 2005, we have amended the 20F where necessary.  Below we have responded to your comments including explanations which will provide better clarification which you require.  In the event that you require further clarification or any further supplemental information, please provide us with additional comments via fax to 604-688-8030.

General

1.

We have filed a withdrawal letter for the Form 20FR12G under section 12(g) as of November 16, 2005.  In the attached new filing under 12(g), we have addressed your comments of your letter dated December 9, 2005.

2.

We are filing the Form 20-F for the purpose of registering our securities under the Securities Exchange Act of 1934.   We have addressed in the Form 20FR12G.

3.

A blank check company as defined by the United States Securities and Exchange Commission “is a development stage company that has no specific business plan or purpose or has indicated its business plan is to engage in a merger or acquisition with an unidentified company or companies, other entity, or person. These very small companies typically involve speculative investments and often fall within the SEC’s definition of "penny stocks" or are considered "microcap stocks."  We are not a blank check company. The company has owned several patents and owns approved technologies for wastewater treatment and reuse. We have a very clear business plan, that is to resume operation of the company in small scale, to manufacture Biotrap systems in China, and to market the products in China and Northern America. Specifically, following your request in the last letter, we provided a clear business plan for the next twelve months in the 20F. There is no indication or intention for us to acquire another company.  We have added a disclosure that we do not consider ourselves a blank check company to the 20F.

4.

We have addressed in the Form 20FR12G that in present, there is no operation for the Company. On the other hand, we are preparing to resume operation, in a small scale, in 2006, which has been discussed in detail in the twelve months plan.  The 20F has been amended to clarify that we do not currently have operations.

5.

Addressed in the Form 20FR12G.

Item 3.B

Capitalization and Indebtedness – Page 11

6.

This information has been updated pursuant to your comment.

Item 3.C

Risk Factors – Page 12

7.

We have removed any references that imply that we have operations, competitors, capital expenditures, etc.  We have clarified that we currently do not have any operations.

8.

Aquasol Technologies Inc. has not filed any form of bankruptcy.  The disclosure in this section was revised to clarify that we have not filed for bankruptcy.

9.

Addressed in the Form 20FR12G.  Generic risk factors have been removed and more specific information regarding the impact of risk factors has been added.

The officers and directors of the Company – Page 12

10.

Addressed in the Form 20FR12G.  We have deleted any references that the directors have provided liquidity to investors.  We have also addressed the companies which are shell companies and whether they have been profitable.

Risks relating to Canada – Page 16

11.

Amended in the Form 20FR12G.  Generic risk factors have been deleted.

Item 4.

Information on the Company – Page 19

12.

We have amended the Form 20FR12G to reflect disclosure made in Item 4, Item 10 and elsewhere through the document to reflect the reverse stock split.  Pre-split shares are labeled as such.  A disclosure has been added that indicates that all references to shares refer to post-split shares, unless otherwise labeled.

Item 4.A.

History and Development of the Company – Page 19

13.

Earlier activities were conducted by Aquasol Technologies, Inc., a company incorporated in Alberta, Canada.  We purchased the Alberta company and utilized its customer base, and the major shareholders of the Alberta company became shareholders of the Company.  The Alberta company was dissolved in May, 2005.  We have addressed in the amended Form 20FR12G.

14.

The Form 20FR12G has been amended in response to this comment.

15.

The Company obtained Aquasol Alberta for the following reasons.  1) Aquasol Alberta was an established environmental company in the area of wastewater treatment and recycling, using biological technologies similar to the current Aquasol technology, but unpatented.  2)  The company utilized the Alberta company for its customer base only.  3)  The par value was used to purchase the Alberta company because the Major shareholders of the Alberta company became the Major shareholders of the Cayman Island company.  The Company filed for Dissolution of the Alberta company in May 2005.  There were no operations and no assets in the Alberta company, and therefore, the company had no reason to continue its business.  We have addressed this information in the amended Form 20FR12G.

16.

The Major shareholders of the Company incorporated Aquasol EnviroTech (Canada) Ltd.  The primary reason for the incorporation of Acquasol EnviroTech (Canada) Ltd. was to have a local identity for the operations of the Company in Vancouver, British Columbia.  The Company loaned the British Columbia company money in 2000 for expenditures with respect to general and administrative expenses, consulting fees, and the purchase of equipment. The British Columbia company became a subsidiary of the Company on April 1, 2002 according to the loan agreement between the British Columbia company and the Company.  This information has been added to the Form 20FR12G.

Item 4.B

Business Overview – Page 20

17.

This comment is addressed in the Form 20FR12G.  The discussion has been amended to make it clear that we currently have no operations but that Aquasol Alberta had operations when we acquired it.

18.

We have clarified the technical section in a more understandable manner.  We have also amended the entire section to reflect our anticipated business in a clearer manner.   Some technical language remains because it is necessary to accurately describe our technology.

19.

The MEI system was invented by Dr. Huazhong Mao, former president of Aquasol Technologies Inc., an Alberta company and former director and Chief Technology Officer of the Company. The Company acquired rights and ownership of the Company’s MEI technology from Huazhong Mao.  The MEI system is used for wastewater treatment and reuse.  The MEI system utilizes three technologies which are the Superator, Biomedia and Bacteria.  All three technologies were originally invented by Huazhong Mao.  All system technologies have been patented.  The ownership of the patents were transferred to the Company by Huazhong Mao.  In return for the transfer of the patents the Company issued 2,003,087 common shares to Tenfei Corporation, which is controlled by Huazhong Mao.  Therefore, upon the completion of the issuance of the 2,003,087 common shares, the Company obtained complete ownership of the MEI System and Technologies.  Advantages of our technologies over others on the existing market have been explained in the technological section of the 20F12G.  We have further clarified this section and amended disclosure as requested in the Form 20FR12G12G.

20.

We have inserted tables to describe patent ownership and have made other amendments to our disclosures.  Please note that with respect to patent application #1030779 in China, the date of August 2, 2004 in the application form for extension was the expiration date to reply to the first letter from The State Intellectual Property Office (“SIPO”) of China and was not the expiration date of the patent application.  On December 20, 2005, the Company received notification from the SIPO that the Chinese patent has been approved and official certificate and documentation will be provided shortly.  We have inserted tables that present the patent information.

21.

Nova Tech’s report is relevant to the business plan of the Company as it provides validation of the efficacy and efficiency of the Bio Trap system and the workability of the Aquasol technology and products.  Those test results are still valid for us to manufacture the Bio Trap system as described in the current business plan. We have added a disclosure that indicates that this research was performed on the technology we intend to use when we resume operations.  At the time of the preparation of the Nova Tech Consultants report on the Bio Trap systems and the test facility in Squamish, Dr. Troy Vassos was not a director of the Company, therefore we had originally indicated that the report was prepared by an arm’s length party.  Dr. Vassos became a director of the Company in 2004.  We have since amended the disclosure in the Form 20FR12G12G attached to indicate that the NovaTec report is not independent as per your request.

Corporate Strategy – Page 28

22.

We have addressed this comment in the Form 20FR12G and have added disclosure with respect to the specific plans of the Company over the next 12 months including planned expenditures, day-to-day operations and specific steps we will take to become operational and the anticipated timetable for each step.

Research and Development – Page 33

23.

We have added the disclosure, per your request, with respect to the Bio Trap system in Squamish.

Item 4.D

Property, Plants and Equipment – Page 34

24.

The Company owns tools, laboratory equipment and data analysis equipment.  This equipment is located in storage in Richmond, British Columbia.  We have amended disclosure in this section accordingly.

Item 5.A

Results of Operations – Page 34

25.

The significant changes are as follows:

1.

During the year ended March 31, 2003 there was a significant amount of revenue due to a federal refund from Research and development.

2.

During the year ended March 31, 2003, consulting fees increased.  The increase in consulting fees was for the purposes of obtaining a federal refund for Research and development.

Other than the above noted significant changes all administrative, fees, overhead costs and other expenses were significant.  We have addressed these changes in the Form 20FR12G.

26.

We have added the disclosure per your request.

Item 5.B

Liquidity and Capital Resources – Page 36

27.

Clearwater and the Company were in the same business and therefore desired to promote both technologies and products in the Chinese market.  The loan amount of $20,000 is not material to the ongoing operations of the company and should Clearwater fail to re-pay the loan, Aquasol will still be able to operate.  This information has been added to the Form 20FR12G.

Item 5.C

Research and Development Patents and License – Page 37

28.

The company did not carry out any research and development programs because the Company did have any operation activities in the last three years. We have further clarified this section and amended the disclosure in this section, as requested, in the Form 20FR12G12G.

Item 6.

Directors, Senior Management and Employees – Page 39

29.

We have reconciled these disclosures in response to your comment.

Item 6.B

Compensation of Directors and Officers – Page 43

30.

We have addressed in the Form 20FR12G the nature of the expenses reimbursed to Yenyou Zheng in the footnotes to the table for all periods.

Item 7.A

Major Shareholders – Page 46

31.

Addressed in the Form 20FR12G.  The requested disclosures have been added.

32.

We do not have any shareholders in the United States.  We have added this disclosure to the Form 20FR12G.

Item 7.B

Related Party Transactions – Page 46

33.

Addressed in the Form 20FR12G.  We have added additional information concerning this agreement.

Item 8.A

Consolidated Statements and Other Financial Information – Page 48

34.

Addressed in the Form 20FR12G.

The Offer and Listing – Page 48

35.

We intend to only register the securities under the Securities Exchange Act of 1934 and not a transaction involving the sale of securities by the Company or its stockholders.  We have addressed in the Form 20FR12G by deleting the information in Item 9.

Item 10.A

Share Capital – Page 52

36.

Addressed in the Form 20FR12G.  We have added the requested information.

37.

There are no amendments to the incorporation documents.  The reverse split was made in accordance with the company’s articles which state that there is only a special resolution required (Articles of Incorporation, #18).

38.

Aquasol EnviroTech Ltd. (Cayman Islands) has now received full and complete ownership of the patented technologies from Huazhong Mao.  The litigation with Huazhong Mao has no material effect on the ownership of the patented technologies.  We have amended the Form 20FR12G to reflect this disclosure.

Item 10.B

Articles, Memorandum and By-Laws of the Company – Page 54

39.

Addressed in the Form 20FR12G.  This information has been added.

Item 10.C

Exchange Controls – Page 55

40.

Addressed in the Form 20FR12G.  This information has been added.

Passive Foreign Investment Company – Page 57

41.

To the best of the Company’s knowledge, it has never been considered a PFIC.  This disclosure has been added to the 20F.

Item 10.F

Statement of Experts – Page 60

42.

Addressed in the Form 20FR12G.

Item 11

Quantitative and Qualitative Disclosures about Market Risk – Page 60

43.

Deleted as requested in the Form 20FR12G.

Item 16.D

Exemptions from the Listing Standards for Audit Committees – Page 63

44.

Deleted as requested in the Form 20FR12G.

Item 17.

Financial Statements

45.

We have revised the notes to the financial statements to ensure that the periods covered in the notes are consistent with the periods covered by the financial statements.

46.

We have included a footnote that discloses the restatements related to the reclassification of our research and development refund and interest income from revenue to non-operating income in the statement of income with the reclassified items shown as reconciling items, as follows:

Restatement

These financial statements have been restated by the reclassification of the research and development refund and interest income from revenue to non-operating income in the statement of income.

		FOR THE YEAR ENDED MARCH 31
	2005	2004	2003
BEFORE RESTATEMENT
REVENUE	$3,067	$2,579	$449,953
NON-OPERATING INCOME	$-	$-	$-

AFTER RESTATEMENT
REVENUE	$-	$-	$-
NON-OPERATING INCOME	$3,067	$2,579	$449,953

47.

The auditor’s report has been revised to refer to the restatement of income as follows:

These financial statements have been restated by reclassification of the research and development refund of $449,953 for year ended March 31, 2003 and interest income of $3,067 for the year ended March 31, 2005, $2, 579 for the year ended March 31, 2004 from revenue to non-operating income in the Statement of income, as disclosed in Note 12.

48.

In accordance with APB-30, the nature and financial effects of material transactions that are either unusual or infrequent (but not both) should be disclosed and presented as a separate component of income from continuing operations. The research and development expenses refund from the Canadian government, which is not unusual but is infrequent, should be recorded as other income.  The infrequent refund was received in the year ended March 31, 2005, and is recorded as income in the fiscal year.

49.

We have revised the financial statements to reflect our status as a development stage enterprise in accordance with paragraphs 10 through 13 of SFAS 7.

50.

We have revised the significant accounting policy on earnings per share to show net income (loss) for the year.

The significant accounting policy on earnings per share is revised as follows:

Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period.  Diluted earnings per share is computed by dividing net income by the weighted-average number of common shares and dilutive potential common shares outstanding during the period.

The Company adopted FAS-128, when the number of common shares outstanding increases as a result of a stock dividend or stock split, or decreases as a result of a reverse stock split; the computations of basic EPS and diluted EPS were adjusted retroactively for all periods presented to reflect such changes in the number of shares.

The following is a reconciliation of the number of shares used in the calculation of basic earnings per share and diluted earnings per share for the years ended March 31, 2003 through 2005.

		For the Year Ended March 31
	2005	2004	2003
Net income (loss) for the year	($100,545)	($73,988)	$257,165
Weighted-average number of common shares
outstanding (retroactively adjusted to reflect
the reverse stock split on 9/21/04)	636,495	573,995	573,995
Effect of dilutive securities:	0	0	0
Dilutive potential common shares	636,495	573,995	573,995
Net earnings per share:
Basic	($0.16)	($0.13)	$0.45
Diluted	($0.16)	($0.13)	$0.45

We have also revised the share disclosures in the statement of stockholders’ equity to retroactively reflect the reverse stock split we refer to in Note 1.

We also revised the interim stockholders’ equity statements.

51.

We have included the discount loan receivable at current rate as part of non-operating income (loss) in net loss and exclude it from comprehensive income.

Consolidated Statement of Cash Flows

52.

We have revised the statement of cash flows to start with net income (loss) instead of comprehensive income (loss).

Consolidated Statement of Stockholders’ Equity

53.

We have revised the consolidated statement of Stockholders’ Equity to change comprehensive income to net income (loss).  See also Items 51 and 52.

54.

  The 20-F has been amended in response to this comment.   The sale of 1,500,000 shares was part of a private placement offering of a total of up to 2,000,000 shares.  This offering was made  solely to the then current shareholders of the Company and was intended to raise working capital. Management believes the reasonable fair market value of the shares at the time of the offering was approximately $0.03 per share.

55.

We have disclosed the accounting policy for research and development costs and the amounts for each period presented in Note 2, as follows:

Research and development costs

Expenditures for research activities relating to product development and improvement are charged to expense as incurred as follows:

		YEAR ENDED MARCH 31
	2005	2004	2003
RESEARCH AND DEVELOPMENT EXPENSES	$-	$-	$-
RESEARCH AND DEVELOPMENT EXPENSES REFUND	$-	$-	$449,953

Compensated Absences

56.

The accounting policy is now revised.  We have accrued the liabilities for employees’ compensation for future absences as follows:

	2005	2004	2003
LIABILITIES ACCRUED TO EMPLOYEES' COMPENSATION	$354	$552	$422

These liabilities have been included in accounts payable and accrued for each period.

Recognition Criteria

57.

We have revised the financial statements to disclose how we determine when gains are realized and how we determine that an expenditure or previously recognized asset does not have future economic benefit, as follows:

Gains are recognized when realized.  Gains are realized when all of the following criteria are met:

-

Persuasive evidence of an arrangement exists,

-

Delivery has occurred or services have been rendered,

-

The seller’s price to the buyer is fixed or determinable, and

-

Collection is reasonably assured”

Expenses and losses are recognized when an expenditure or previously recognized asset does not have future economic benefit.  An expenditure or previously recognized assets does not have future economic benefit when all of the following criteria are met:

-

The operations and cash flows of the component have been eliminated from the ongoing operations of the entity as a result of the disposal transaction and

-

The entity will have no significant continuing involvement in the operations of the component after the disposal transaction.

Expenses that are not linked with specific revenues are related to a period on the basis of transactions or events occurring in that period or by allocation to the periods to which they apply. The cost of assets that benefit more than one period is normally allocated over the periods benefited.

58.

We have revised the accounting policy to indicate that we are in compliance with SAB101 as amended by SAB 104.  The Company recognizes revenue only when all of the following criteria have been met:

-

Persuasive evidence of an arrangement exists,

-

Delivery has occurred or services have been rendered,

-

The seller’s price to the buyer is fixed or determinable, and

-

Collection is reasonably assured

During the period, the Company performed a review of its revenue recognition policies and determined that is in compliance with SAB101.

The Company is a development stage enterprise and has not sold any products.

59.

We now disclose our functional currency for all periods presented in our financial statements.

Note 3 – Loan

60.

Cleanwater Technologies had previously confirmed that they would repay this loan in the future.  Due to fact that the amount is past due by nonpayment on its maturity date, we determined not to accrue any interest and utilized a 4.5% discount rate to calculate the present value of the loan receivable and record the discount on loan receivable at current rate in the statement of income (loss).

However, as at December 31, 2005 and to the date of this letter, no principal payment has been received and the loan receivable is written off during the period ended December 31, 2005

The interest income was derived from the term deposit and not from the loan receivable.  No income is accrued on the loan and interest is not recognized as it is not collectible.

61.

We have revised the interim financial statements to reflect the comments above.

Statements of Combined Income and Comprehensive Income

62.

In accordance with FAS-52, par. 13, the translation of foreign currency financial transactions to the functional currency of the reporting entity does not produce realized exchange gains or losses.  Instead, the gains and losses are considered unrealized and are recorded and reported as a separate component of stockholders’ equity.

Note 11 – Income Taxes

63.

There have been neither foreign tax credits nor alternative minimum tax credit carryforward to year ended March 31, 2005.  We have revised the Income Taxes Note to disclose the amounts and expiration dates of operating loss carry forwards as follows:

The Company has losses carried forward to future years of $1,207,548 as follows:

NET OPERATING
LOSSES
YEAR OF EXPIRATION	CARRYFORWARDS
2006	$-
2007	-
2008	295,301
2009	737,714
2010	-
THEREAFTER UP TO 2012	174,533
$1,207,548

YOURS VERY TRULY,

AQUASOL ENVIROTECH LTD.

/S/ JEFF ZHENG

___________________________